Exhibit 99.1

[TRANSLATION]

Summary of Consolidated Financial Results

For the Nine-Month Period Ended December 31, 2017

[Japanese GAAP]

February 14, 2018

Company name:	FRONTEO, Inc.
Stock exchange listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Tomohiro Uesugi, Chief Financial Officer
Telephone:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	February 14, 2018
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	Yes
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Nine-Month Period Ended December 31, 2017 (from April 1, 2017 to December 31, 2017)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

	Net sales		Operating loss		Ordinary loss		Net loss attributable to owners of the parent
Nine-month period ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2017	9,088	10.2	(435)	—	(466)	—	(1,355)	—
December 31, 2016	8,249	8.5	(826)	—	(804)	—	(930)	—

Note:   Comprehensive loss

Nine-month period ended December 31, 2017   ¥(1,073) million [—%]

Nine-month period ended December 31, 2016   ¥(907) million [—%]

Nine-month period	Net loss per share (basic)	Net loss per share (diluted)
ended	Yen	Yen
December 31, 2017	(35.66)	—
December 31, 2016	(25.88)	—

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
December 31, 2017	14,549	4,029	25.7
March 31, 2017	16,158	5,018	29.6

Reference: Equity

As of December 31, 2017  ¥3,742 million

As of March 31, 2017       ¥4,777 million

2.   Dividends

	Dividend per share
	End of the three-month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2017	—	0.00	—	0.00	0.00
Year ending March 31, 2018	—	0.00	—
Year ending March 31, 2018 (Forecast)				0.00	0.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2018 (from April 1, 2017 to March 31, 2018)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2018	12,600	12.4	200	—	100	—	(895)	—	(23.55)

Note: Changes from the latest consolidated forecasts: Yes

Notes:

(1)     Changes in important subsidiaries during the nine-month period ended December 31, 2017 (changes in the scope of consolidation): None

(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

1)  Changes in accounting policies associated with the revision of accounting standards                              : None

2)  Changes in accounting policies other than the above 1)                                                                                                                                                                                         : Yes

3)  Changes in accounting estimates                                                                                                                                                                                                                                                                                                                : None

4)  Restatements                                                                                                                                                                                                                                                                                                                                                                                                                       : None

(4)     Number of issued and outstanding shares (common stock)

1)  Number of issued and outstanding shares (including treasury stock)

As of December 31, 2017:                                                                              38,024,862 shares

As of March 31, 2017:                                                                                                 37,921,862 shares

2)  Number of treasury stock

As of December 31, 2017:                                                                              630 shares

As of March 31, 2017:                                                                                                 630 shares

3)  Average number of issued and outstanding shares during the nine-month period

The nine-month period ended December 31, 2017:   38,002,308 shares

The nine-month period ended December 31, 2016:   35,958,134 shares

*      This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures.

*      Explanations concerning the appropriate use of forecasts for results of operations and other special matters

• The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. and its subsidiaries (the “Group”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Group’s operations. Actual results may differ significantly from the forecasts due to various factors.

FRONTEO, Inc. (2158) December 31, 2017 Financial Results

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Nine-Month Period Ended December 31, 2017		2

	(1)	Qualitative information regarding the consolidated operating results	2

	(2)	Explanations regarding the consolidated financial position	4

	(3)	Explanations regarding the forecasts for the consolidated financial results	4

2.	Matters Relating to Summary Information (Notes)		5

	(1)	Changes in important subsidiaries during the nine-month period ended December 31, 2017	5

	(2)	Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	5

3.	Quarterly Consolidated Financial Statements		6

	(1)	Quarterly consolidated balance sheets	6

	(2)	Quarterly consolidated statements of operations and consolidated statements of comprehensive loss	8

	(3)	Notes to the quarterly consolidated financial statements	10

		Going concern assumptions	10

		Significant changes in shareholders’ equity	10

		Changes in accounting policies	10

		Segment information	10

		Business combinations	12

		Significant subsequent event	12

1.        Qualitative Information on Financial Results for the Nine-Month Period Ended December 31, 2017

All information related to future periods contained in these quarterly consolidated financial results has been developed based on judgments of FRONTEO, Inc. (the “Company”) and its consolidated subsidiaries (the “Group”) as of December 31, 2017.

(1)     Qualitative information regarding the consolidated operating results

The Group operates under the business vision of “the FRONTEO spirits, the social benefits.” To contribute to society in building a better future for people, with the help of its original artificial intelligence (“AI”) called KIBIT(*). KIBIT uses experts’ tacit knowledge. The Group’s contribution is channeled through actively expanding business operations from its founding business of international litigation support and fraud investigation services to a large array of other businesses, including manufacturing, finance, retail, logistics, healthcare and nursing.

(*) KIBIT, independently developed by the Company, is Japan’s first AI engine. The name “KIBIT” was coined by combining “kibi,” a Japanese word meaning subtlety, and “bit,” the smallest unit of digital information, to mean AI that understands human subtleties. The system supports human decision-making in various aspects of daily life by understanding the unspoken knowledge and feelings of individuals selected from various small-group teacher data (i.e., training data).

In the legal business segment, the eDiscovery market environment, where the Group mainly operates, is increasingly competitive due to intense price competition and is rapidly changing to a structure where vendors with eDiscovery tools have a significant advantage in the market place. Amid this situation, the Group intends to use its home-grown eDiscovery support system “Lit i View” to the fullest extent, which is expected to give the Group a competitive edge. The Group is able to provide an efficient and one-stop service for its clients, covering the whole eDiscovery process, thanks to its AI services that can serve the Group’s customers in analysis of Asian languages and the Group’s practical application of a proprietary AI technology. We are creating a cross-border operating platform as our top priority to win projects from companies elsewhere in Asia. During the three-month period ended December 31, 2017, we began to see the results of these increased marketing measures with strong sales performances from bases in South Korea and Taiwan. As a result of measures to reorganize the U.S. business with stronger leadership by the headquarters and implement thorough project management and cost-cutting measures that we have started since the three-month period ended September 30, 2017, the Company has made major strides towards achievement of its goal of a full-term operating profit.

In the AI business segment, strong performances continued in Japan in the fields of business intelligence, healthcare, and digital communications, while early-stage sales were recorded following the launch of KIBIT-equipped products at overseas bases such as South Korea and Taiwan. As a result, net sales for the three-month period ended December 31, 2017 in the overall AI business segment quintupled to reach another record high year on year by a wide margin, enabling the Company to post an operating profit on a quarterly basis for the first time.

In the business intelligence field, the AI business gained strong momentum. In addition to an ongoing steady increase in new uses at financial institutions, KIBIT is being introduced to existing users on a broader front for problem-solving in multiple new fields on top of the conventional early-phase applications.

In the healthcare field, progress in the establishment and strengthening of a one-stop system from evidence-based, idea-driven research and development through analysis and marketing, has enabled us to also respond to the specialized needs of the healthcare sector with high-quality (in terms of product and speed) solutions. In the three-month period ended December 31, 2017, the Company won three new orders from the pharmaceutical sector, and made progress in medium-term projects developing products, including the Prediction of Patient Fall System, an AI system to guide pain management, and devices for objective evaluation of mental disorders.

In the digital communications field, in addition to further exploring areas of application for KIBIT in the B2B2C (Business to Business to Consumer) business model, the new-model Kibiro AI-equipped robot, including the “watching-over-the-user” function, received a lot of attention in the media, which generated deeper product awareness.

As a result of the above, in its consolidated operating results for the nine-month period ended December 31, 2017, the Group recorded net sales of 9,088,841 thousand yen (an increase of 10.2% from the same period of the previous year), operating loss of 435,021 thousand yen (operating loss of 826,378 thousand yen for the same period of the previous year), and ordinary loss of 466,859 thousand yen (ordinary loss of 804,996 thousand yen for the same period of the previous year). The Group recorded net loss attributable to owners of the parent of 1,355,147 thousand yen (net loss attributable to owners of the parent of 930,530 thousand yen for the same period of the previous year) due to the effects of expenses temporarily incurred in structural reforms in a U.S. subsidiary, which are recorded as special losses of 770,552 thousand yen.

For the three-month period ended December 31, 2017, the Group expanded profits on profit-focused structural reforms implemented in the legal business. The Group will steadily proceed with reforms aimed at achieving consolidated operating profits for the fiscal year ending March 31, 2018.

The following is an overview of the financial results of each business segment for the nine-month period ended December 31, 2017:

(Legal Business)

1) eDiscovery services

Net sales from eDiscovery services were 8,169,194 thousand yen, an increase of 5.6% from the same period of the previous year, due to our winning of major orders for eDiscovery services in South Korea and Taiwan, as well as an increase in the number of review service projects in the United States.

2) Forensic services

Net sales from forensic services were 266,822 thousand yen, a decrease of 24.6% from the same period of the previous year, due to a drop in orders for the U.S. government.

As a result, net sales of the legal business were 8,436,017 thousand yen, an increase of 4.2% from the same period of the previous year. Additionally, as shown in the segment information below, the total operating loss of 83,252 thousand yen (operating loss of 333,917 thousand yen for the same period of the previous year) is broken down into operating income of 414,054 thousand yen in Japan and operating income of 196,651 thousand yen in Asia, offset by an operating loss of 693,959 thousand yen in the U.S. Although structural reforms in the U.S. have placed the legal business on track toward improving profitability, it was unable to cover losses recorded in the three-month period ended June 30, 2017.

Overview of net sales by service type is as follows:

(Thousands of yen)

Service type		Japan	U.S.	Asia	Total
1. eDiscovery services	Review	806,769	1,466,650	21,822	2,295,242
		(866,807)	(977,623)	(6,617)	(1,851,048)
	Collection	514,195	1,170,655	515,197	2,200,049
	and Process	(474,385)	(1,454,104)	(124,453)	(2,052,943)
	Hosting	1,246,384	2,234,666	192,851	3,673,902
		(1,260,582)	(2,416,581)	(157,596)	(3,834,760)
	Total	2,567,350	4,871,972	729,871	8,169,194
		(2,601,775)	(4,848,309)	(288,667)	(7,738,752)
2. Forensic services		231,022	26,495	9,304	266,822
		(275,219)	(76,736)	(1,889)	(353,844)
Legal Business Total		2,798,372	4,898,468	739,176	8,436,017
		(2,876,995)	(4,925,045)	(290,556)	(8,092,597)

The amounts in parentheses are net sales for the six-month period ended September 30, 2017.

(AI business)

In the AI business, in addition to robust performance in Japan for solutions to the pharmaceutical industry in the healthcare field, contributions to net sales from overseas bases such as sales of KIBIT-equipped products in South Korea aided in steadily building up the scale of business operations.

Net sales from the AI business were 652,824 thousand yen, an increase of 316.8% from the same period of the previous year. However, new business-related costs of 1,004,592 thousand yen for new product development, sales, and marketing activities led to an operating loss of 351,768 thousand yen (operating loss of 492,460 thousand yen for the same period of the previous year). Expenses related to back-office divisions of the Company of 125,380 thousand yen were allocated to the AI business.

(2)     Explanations regarding the consolidated financial position

(Assets)

Total assets decreased by 1,609,389 thousand yen to 14,549,483 thousand yen compared with the end of the previous year.

Current assets decreased by 1,256,852 thousand yen to 7,777,310 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 367,577 thousand yen in cash and deposits, a decrease of 418,427 thousand yen in deferred tax assets and a decrease of 174,913 thousand yen owing to an increase in allowance for doubtful accounts.

Noncurrent assets decreased by 352,537 thousand yen to 6,772,172 thousand yen compared with the end of the previous year. This was primarily due to a decrease of 362,163 thousand yen in buildings and structures, a decrease of 178,014 thousand yen in software due to amortization, a decrease of 105,784 thousand yen in goodwill due to amortization, a decrease of 98,172 thousand yen in customer-related assets due to amortization, and an increase of 379,800 thousand yen in investment securities.

(Liabilities)

Total liabilities decreased by 620,598 thousand yen to 10,519,595 thousand yen compared with the end of the previous year.

Current liabilities increased by 425,095 thousand yen to 4,122,094 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 350,124 thousand yen in accounts payable-trade, an increase of 300,000 thousand yen in short-term loans payable, an increase of 168,020 thousand yen in accounts payable-other, an increase of 237,827 thousand yen in provision for loss on business liquidation, and an increase of 130,091 thousand yen in current portion of long-term loans payable.

Noncurrent liabilities decreased by 1,045,693 thousand yen to 6,397,500 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 728,752 thousand yen in long-term loans payable and a decrease of 371,115 thousand yen in deferred tax liabilities.

(Net Assets)

Total net assets decreased by 988,791 thousand yen to 4,029,887 thousand yen compared with the end of the previous year. This was attributable primarily to a decrease of 1,355,147 thousand yen in retained earnings.

(3)     Explanations regarding the forecasts for the consolidated financial results

Refer to the separate press release issued today, February 14, 2018, titled “Notice Regarding the Recording of Special Losses and Revision of Forecasts” for the consolidated operating forecasts for the fiscal year ending March 31, 2018.

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ from the forecasts due to various factors.

2.              Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the nine-month period ended December 31, 2017

During the nine-month period ended December 31, 2017, there were no changes in the subsidiaries covered by Article 19, Paragraph 10 of the Japanese Cabinet Office Ordinance on Disclosure of Corporate Affairs or other regulations with which the Group is required to comply with.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the three-month period ended December 31, 2017 pertains, and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

3.        Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2017	As of December 31, 2017
Assets
Current assets
Cash and deposits	4,536,426	4,168,849
Notes and accounts receivable-trade	3,319,973	3,192,225
Merchandise	69,396	62,587
Supplies	4,072	3,182
Deferred tax assets	660,810	242,383
Other	609,117	448,632
Allowance for doubtful accounts	(165,634)	(340,548)
Total current assets	9,034,162	7,777,310
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	522,590	160,426
Vehicles, net	5,993	4,067
Tools, furniture, and fixtures, net	531,770	475,435
Leased assets, net	112,727	191,551
Other, net	3,775	—
Total property, plant and equipment, net	1,176,857	831,481
Intangible assets
Software	910,176	732,161
Goodwill	2,001,315	1,895,530
Customer-related assets	1,913,459	1,815,286
Other	202,404	200,786
Total intangible assets	5,027,355	4,643,764
Investments and other assets
Investment securities	500,414	880,214
Guarantee deposits	140,641	126,364
Long-term deposits	224,380	226,000
Deferred tax assets	4,062	4,296
Other	50,997	60,049
Total investments and other assets	920,496	1,296,925
Total noncurrent assets	7,124,709	6,772,172
Total assets	16,158,872	14,549,483

(Thousands of yen)

	As of March 31, 2017	As of December 31, 2017
Liabilities
Current liabilities
Accounts payable-trade	513,223	163,099
Short-term loans payable	1,000,000	1,300,000
Current portion of long-term loans payable	798,269	928,361
Accounts payable-other	196,038	364,058
Income taxes payable	150,260	114,431
Provision for bonuses	153,622	79,616
Provision for loss on business liquidation	—	237,827
Other	885,583	934,700
Total current liabilities	3,696,999	4,122,094
Noncurrent liabilities
Bonds with subscription rights to shares	1,250,000	1,250,000
Long-term loans payable	4,838,607	4,109,855
Deferred tax liabilities	758,068	386,953
Liabilities for retirement benefits	35,678	40,635
Asset retirement obligations	44,747	45,123
Other	516,092	564,932
Total noncurrent liabilities	7,443,194	6,397,500
Total liabilities	11,140,193	10,519,595
Net assets
Shareholders’ equity
Capital stock	2,481,621	2,505,391
Capital surplus	2,266,210	2,286,979
Retained earnings	99,753	(1,255,393)
Treasury stock	(26)	(26)
Total shareholders’ equity	4,847,559	3,536,951
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	272,559	536,064
Foreign currency translation adjustment	(342,345)	(330,422)
Total accumulated other comprehensive income (loss)	(69,786)	205,641
Subscription rights to shares	208,560	248,509
Noncontrolling interests	32,344	38,784
Total net assets	5,018,678	4,029,887
Total liabilities and net assets	16,158,872	14,549,483

(2)     Quarterly consolidated statements of operations and consolidated statements of comprehensive loss

Consolidated statements of operations for the nine-month period ended December 31, 2017

(Thousands of yen)

	For the nine-month period ended December 31, 2016	For the nine-month period ended December 31, 2017
Net sales	8,249,224	9,088,841
Cost of sales	4,962,464	5,470,259
Gross profit	3,286,759	3,618,582
Selling, general, and administrative expenses	4,113,138	4,053,603
Operating loss	(826,378)	(435,021)
Nonoperating income
Interest income	1,794	1,037
Dividend income	14,400	11,250
Foreign exchange gains	42,382	—
Rent income	4,125	15,723
Other	18,813	6,379
Total nonoperating income	81,516	34,390
Nonoperating expenses
Interest expenses	17,327	42,220
Bond issuance cost	16,411	—
Foreign exchange losses	—	15,523
Syndicated loan fees	5,828	4,395
Other	20,567	4,089
Total nonoperating expenses	60,134	66,229
Ordinary loss	(804,996)	(466,859)
Special income
Gain on sale of noncurrent assets	685	449
Gain on reversal of subscription rights to shares	—	7,847
Total special income	685	8,297
Special losses
Loss on sale of noncurrent assets	28,463	—
Impairment loss	—	73,160
Loss on retirement of noncurrent assets	273	645
Restructuring expenses	—	770,552
Special retirement expenses	31,611	—
Total special losses	60,349	844,358
Loss before income taxes	(864,660)	(1,302,920)
Income taxes	59,373	45,786
Net loss	(924,034)	(1,348,707)
Net income attributable to noncontrolling interests	6,496	6,439
Net loss attributable to owners of the parent	(930,530)	(1,355,147)

Consolidated statements of comprehensive loss for the nine-month period ended December 31, 2017

(Thousands of yen)

	For the nine-month period ended December 31, 2016	For the nine-month period ended December 31, 2017
Net loss	(924,034)	(1,348,707)
Other comprehensive (loss) income
Valuation difference on available-for-sale securities	(57,348)	263,505
Deferred gains or losses on hedges	3,942	—
Foreign currency translation adjustment	70,220	11,922
Total other comprehensive (loss) income	16,815	275,428
Comprehensive loss	(907,218)	(1,073,279)
Comprehensive loss:
Comprehensive loss attributable to owners of the parent	(913,715)	(1,079,718)
Comprehensive income attributable to noncontrolling interests	6,496	6,439

(3)     Notes to the quarterly consolidated financial statements

Going concern assumptions

Not applicable.

Significant changes in shareholders’ equity

There were no significant changes in shareholders’ equity compared with the end of the previous year.

Changes in accounting policies

(Changes in the calculation of cost)

The Company previously calculated the amount of each product to be recorded in the software account by allocating the total expenses incurred for improving and enhancing software functions of the overall software production costs based on man-hours spent. Effective from the three-month period ended September 30, 2017, the Company changed the calculation of cost wherein expenses directly spent on the improvement and enhancement of software functions of each product are directly allocated to that product, and other expenses are allocated to each product based on the man-hours spent.

The change in the calculation aims to manage the cost of software in a timely and accurate manner, assess software more appropriately, and calculate accurate profit or loss for the period. The enhanced and developed organizational management structure of the research and development department enabled the Company to clearly aggregate expenses directly spent on the improvement and enhancement of software functions of each product.

As the Company does not have the information required for calculating costs under the new method for the three-month period ended June 30, 2017 and prior periods, it is impracticable to determine the cumulative effects by applying this revised calculation retrospectively. Accordingly, the carrying amount of software as of June 30, 2017, is regarded as the beginning balance of the three-month period ended September 30, 2017, and the revised accounting policy is applied retrospectively from the beginning of the three-month period ended September 30, 2017.

Due to this change, operating loss, ordinary loss, and loss before income taxes for the nine-month period ended December 31, 2017 each increased by 3,536 thousand yen as compared with the amounts calculated by the previous method.

Segment information

I.   Nine-month period of the previous year (from April 1, 2016 to December 31, 2016)

1)    Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment							Amounts reported in the quarterly consolidated
	Japan (Legal)	USA (Legal)	Asia (Legal)	Japan (AI)	Asia (AI)	Total	Adjustments (1)	statements of operations (2)
Net sales
External sales	2,876,995	4,925,045	290,556	142,929	13,697	8,249,224	—	8,249,224
Intersegment sales and transfers	433,990	89,220	44,301	5,267	—	572,780	(572,780)	—
Total	3,310,985	5,014,266	334,857	148,197	13,697	8,822,004	(572,780)	8,249,224
Segment profits (losses)	559,668	(883,082)	(10,502)	(495,758)	3,297	(826,378)	—	(826,378)

Notes:	(1)	The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

	(2)	Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of operations.

2)    Information relating to assets for each reportable segment

Not applicable.

3)    Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

The USA (Legal) segment acquired the trade rights of Essential Discovery, Inc. (EDI) during the nine-month period ended December 31, 2016. The acquisition increased goodwill by 130,462 thousand yen as of December 31, 2016, compared with March 31, 2016.

4)    Matters relating to changes in reportable segments

Not applicable.

II.  Nine-month period of the current year (from April 1, 2017 to December 31, 2017)

1)    Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment							Amounts reported in the quarterly consolidated
	Japan (Legal)	USA (Legal)	Asia (Legal)	Japan (AI)	Asia (AI)	Total	Adjustments (1)	statements of operations (2)
Net sales
External sales	2,798,372	4,898,468	739,176	497,217	155,606	9,088,841	—	9,088,841
Intersegment sales and transfers	250,905	428,944	4,310	5,135	—	689,295	(689,295)	—
Total	3,049,278	5,327,413	743,486	502,352	155,606	9,778,137	(689,295)	9,088,841
Segment profits (losses)	414,054	(693,959)	196,651	(369,427)	17,659	(435,021)	—	(435,021)

Notes:	(1)	The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

	(2)	Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of operations.

2)    Information relating to assets for each reportable segment

Not applicable.

3)    Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

(Significant impairment losses on property, plant and equipment)

The Japan (AI) segment recognized impairment losses of 73,160 thousand yen in property, plant and equipment, which are not expected to be used in the future.

4)    Matters relating to changes in reportable segments

(Changes in the reportable segment classification)

FRONTEO Korea, Inc. and FRONTEO Taiwan, Inc., formerly Company bases in South Korea and Taiwan, were classified under the reportable segment “Others.” Due to expansion of scale of the Asia AI business during the three-month period ended December 31, 2017, the Company has reorganized its business segment classification and decided to clearly differentiate the legal business, which is mature, and the AI business, which is in the initial investment phase, and allocate resources accordingly. The Company also made changes to performance management categories for performance evaluation purposes.

As a result, from the three-month period ended December 31, 2017, FRONTEO Korea, Inc. and FRONTEO Taiwan, Inc., previously classified under the reportable segment “Others,” have both been categorized by their legal and AI business operations, and classified under the reportable segments “Asia (Legal)” and “Asia (AI).” Note that the segment information for the nine-month period ended December 31, 2016, is presented under the new reportable segment classification.

(Changes in the calculation of cost)

As stated above in the (Changes in accounting policies) section, the method for calculating cost of software has changed effective from the three-month period ended September 30, 2017.

As a result of this change, the Japan (AI) segment profits decreased by 168 thousand yen and segment losses increased by 3,368 thousand yen for the nine-month period ended December 31, 2017, compared with those calculated by the previous calculation method. As the Company does not have the information required for calculating costs under the new method for the three-month period ended June 30, 2017, and prior periods, the Company does not apply the new method retrospectively.

Business combinations

Acquisitions

With regard to the business combination with Essential Discovery, Inc., which the Company acquired on November 4, 2016, accounting procedures for the three-month period ended December 31, 2016 were provisional. These procedures have now been regularized for the three-month period ended December 31, 2017. The Company has made no correction to the total value of goodwill.

Significant subsequent event

Signing and execution of commitment line agreement

At a Board of Directors meeting held on December 22, 2017, the Company signed an agreement for a commitment line arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., dated January 17, 2018, with the aim of enabling flexible procurement of working capital. With January 22, 2018 as the date of execution, the Company borrowed 1.0 billion yen.

(Details of the agreement)

(1)	Total agreed credit amount	1.3 billion yen

(2)	Date of signature	January 17, 2018

(3)	Use of credit line	Working capital

(4)	Credit availability period	From January 22, 2018 to January 21, 2019

(5)	Borrowing rate	Variable, (TIBOR + 0.50%)

(6)	Collateral	None

(7)	Restrictive financial covenant

1)   On the closing date of each fiscal year in the non-consolidated and consolidated balance sheets, the Company shall maintain net assets at least 75% of total net assets on the closing date of the fiscal year ended March 31, 2017, or of total net assets on the closing date of the previous fiscal year, whichever is greater.

2) Two consecutive years of ordinary losses shall not be recorded in the non-consolidated and consolidated statements of operations relating to each fiscal year-end.

(8)	Arrangers and agents	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Participating financial institutions	The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Bank of Yokohama, Ltd. The Chiba Bank, Ltd. Resona Bank, Limited.

(Details of credit extended)

(1)	Amount borrowed	1.0 billion yen

(2)	Date of borrowing	January 22, 2018

(3)	Repayment date	July 23, 2018

***

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.